June 5, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc. (on behalf of ING International Index Portfolio)
(File No. 333-158787)

Dear Mr. Foor:

This letter responds to the comments that you provided to us on May 26, 2009 and June 3, 2009, and the accounting comments that we received from Mr. Jason Fox on May 27, 2009, in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING International Index Portfolio (the “Acquiring Portfolio”), a series of ING Variable Portfolios, Inc. (the “Registrant”), on April 24, 2009.  The Registration Statement was filed in connection with the proposed reorganization (the “Reorganization”) of ING Index Plus International Equity Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”), a series of ING Investors Trust, with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about June 5, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment: Page 1.  With respect to the description of the portfolio transitioning prior to the consummation of the Reorganization, please clarify what would happen if shareholders do not approve the sub-advisory agreement to appoint ING Investment Management Co. (“ING IM”) as a new sub-adviser to the Acquired Portfolio.

Response:  In response to this comment, the disclosure has been revised to state that:

“The approval of the ING IM Sub-Advisory Agreement is contingent upon the approval of the Reorganization; however, the approval of the Reorganization is not contingent upon the approval of the ING IM Sub-Advisory Agreement.  If the Reorganization is not approved, IIMA will continue to serve as the sub-adviser to Index Plus International Equity Portfolio and the Board will consider its options with respect to the Portfolio in accordance with applicable law.  If the Reorganization is approved but the ING IM Sub-Advisory Agreement is not approved, ING IM will not serve as the sub-adviser to transition Index Plus International Equity Portfolio and the Board could consider various options, including the appointment of a new sub-adviser to provide the day-to-day management of Index Plus International Equity Portfolio during the Transition Period, or permitting all or a portion of the transition of assets to occur after the closing of the Reorganization.”

2)              Comment 2(a): Taking into account the transition costs that would be borne by shareholders of the Acquired Portfolio as a result of the pre-merger transition, explain why this pre-merger transition would be in the best interests of the Acquired Portfolio’s shareholders.

Response:  In determining that the proposed Reorganization is in the best interests of the Acquired Portfolio shareholders, the Board of Trustees weighed the totality of factors, as described in the Registration Statement, including the costs involved in aligning the Acquired Portfolio’s portfolio holdings with those of the Acquiring Portfolio.

The determination was based on all the facts and circumstances of the transaction, including the fact that a post-merger transition could cause the Acquiring Portfolio to receive certain holdings that do not fit its investment program and/or could negatively impact its performance, while a pre-merger transition would not allow the Acquired Portfolio’s shareholders to maintain market exposure during the transition period. Implicit in allocating the costs of transitioning the portfolio holdings, is the idea that those who benefit from the Reorganization should bear the transition costs.  The shareholders of the Acquired Portfolio will receive economic benefits from lower net expense ratios, which is expected to offset the transaction costs of the pre-merger transition in less than 18 months assuming stable asset levels.

Comment 2(b): Page 24.  Please disclose in the section titled “Board Considerations” that in determining that the proposed Reorganization is in the best interests of the Acquired Portfolio shareholders, the Board considered the costs of the portfolio transitioning prior to the consummation of the Reorganization.

Response:  In response to this comment, one of the factors considered by the Board of Trustees of the Acquired Portfolio in recommending the proposed Reorganization has been revised as follows:

“the direct or indirect costs (including transition costs) to be incurred by each Portfolio and its respective shareholders in connection with the Reorganization; and”  [Emphasis added.]

Comment 2(c): Pages 30-32.  Please disclose the Board’s conclusions with regard to its consideration of the direct and indirect costs, including the transaction costs of initiating the transition of the Portfolio’s investment portfolio prior to the Reorganization.

Response:  In response to this comment, the following has been added to the Board’s “Other Considerations”:

“The appointment of ING IM as a sub-adviser to Index Plus International Equity Portfolio during the Transition Period is part of the Reorganization which the Board has concluded is in the best interests of the shareholders of Index Plus International Equity Portfolio.  In reaching this conclusion, the Board considered, among other factors, the direct and indirect costs, including the transaction costs of initiating the transition of the Portfolio’s investment portfolio prior to the Reorganization.”  [Emphasis added.]

3)              Comment: Page 3.  Provide the complete dates that the Acquired Portfolio and the Acquiring Portfolio commenced operations.

Response:  The disclosure has been revised to state that the Acquired Portfolio commenced operations on July 29, 2005 and the Acquiring Portfolio commenced operations on March 10, 2008.

4)              Comment 4(a): Page 4.  Explain why it is necessary to direct variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively.

Response: Item 3(b) of Form N-14 requires the comparison of the Acquired Portfolio’s and the Acquiring Portfolio’s share purchase and redemption procedures and exchange rights.  However, shares of the Portfolios are not offered directly to the public but are sold to qualified pension and retirement plans and to separate accounts of certain participating life insurance companies and are used to fund variable annuity and/or variable life contracts.  As a result, in connection with purchases, exchanges and redemption of shares of the Portfolios, variable contract owners and qualified plan participants are directed to the underlying product prospectus or qualified plan documents, respectively.

Comment 4(b): In a disclosure that directs variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively, please disclose specifically that the underlying product prospectus or qualified plan documents include fee information for the purchases, exchanges and redemption of shares.

Response: The disclosure has been revised as follows:

“The purchase and redemption of shares of each Portfolio may be made by Separate Accounts of Participating Insurance Companies and by Plan Participants in a Qualified Plan; consequently, Variable Contract owners and Plan Participants should consult the underlying product prospectus or Qualified Plan documents, respectively, with respect to purchases, exchanges, ~~and~~ redemption of shares, and related fees;” [Emphasis added.]

5)              Comment 5(a): Page 4.  Explain why it is necessary to have a disclosure about cash distribution.

Response:  The Acquired Portfolio is expected to make a cash distribution consisting of all undistributed income or gains, if any, prior to the closing of the Reorganization to avoid being taxed on these income and gains.  If the Acquired Portfolio had any shareholder who is not tax-exempt, the shareholder would be taxed on the distribution amount received and thus it would be important for that shareholder to be informed of the distribution and tax consequences.  However, since shareholders of the Acquired Portfolio are separate accounts of insurance companies and qualified pension and retirement plans, which are tax-exempt, they are not subject to any tax consequences as a result of the distribution.  Accordingly, as a practical matter it may not be necessary to disclose this distribution in the Registration Statement.  However, the disclosure is included in the Registration Statement to be consistent with a similar disclosure made in other registration statements on Form N-14 for reorganizations of ING funds whose shareholders are subject to tax.

Comment 5(b): Please disclose the tax consequences of a cash distribution by the Acquired Portfolio prior to the closing date of the Reorganization.

Response: The disclosure has been revised as follows:

“Prior to the Closing Date, Index Plus International Equity Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date.  Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.” [Emphasis added.]

6)              Comment: Page 15.  Please explain why the inception date of a class of each Portfolio is different from the inception date shown for the performance of that class’s benchmark index.

Response:  The performance of the benchmark indices of ING funds is generated and provided to ING funds by non-affiliated service providers, usually on the first date of each month.  As a result, there tends to be a time gap between the inception date of a class of an ING fund and the inception date shown for the performance of the benchmark index as applied to that class.  ING has a policy with respect to showing benchmark returns in ING funds’ registration statements.  Specifically, (i) when a class of an ING fund is launched between the 1st and 15th day of the month, ING funds will show “since inception” returns for the benchmark(s) beginning on the first day of month that the class was launched, and (ii) when a class commences operations between the 16th and the last day of the month, ING funds will show “since inception” returns for the benchmark(s) beginning the first day of the following month after the class is launched.

7)              Comment:  In the table titled “Annual Portfolio Operating Expenses,” recoupment, if any, of each Portfolio should be included in the “Other Expenses,” instead of being included in “Waivers, Reimbursement, and Recoupment.”

Response: There is no recoupment amount for the Portfolios reflected in this fee table.  The caption “Waivers, Reimbursement, and Recoupment” has been revised to state “Waivers and Reimbursement.”

8)              Comment: Page 4.  Item 3(a) of N-14 requires a fee table near the front of the prospectus that conforms to the requirements of Form N-1A.  The table on page 4 does not conform to Form N-1A and the later table titled “Annual Portfolio Operating Expenses” should be moved forward.

Response:  In response to your comment, the Registrant has added to the fee table on page 4 a prominent reference to the “Annual Portfolio Operating Expenses” table found on pages 19-20.

9)              Comment: Page 4.  The net expenses of the Acquiring Portfolio’s Class S2 before the Reorganization should be revised to state 0.90%.

Response:  The disclosure has been revised in response to this comment.

10)        Comment: Page 6. Add a disclosure that the portfolio transition prior to the consummation of the Reorganization would result in increased transaction costs, that are ultimately borne by shareholders of the Acquired Portfolio.

Response: This disclosure is made throughout the Proxy Statement/Prospectus that the pre-merger transition “sales and purchases would result in increased transaction costs, which are ultimately borne by shareholders, and may result in the realization of taxable gains or losses for either or both Portfolios.”  (See page 4 and page 21.)  As a result, the Registrant believes that repeating this disclosure on page 6 is unnecessary.

11)        Comment: Since the separate accounts of insurance companies and qualified plans are the record owners of the shares of the Acquired Portfolio, please clarify whether a “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  Please also clarify whether in order to approve the Reorganization and the sub-advisory agreement to appoint ING IM as the Acquired Portfolio’s new sub-adviser during the Transition Period, the Registrant imposes any requirement that a specific percentage of variable contract owners and qualified plan participants need to give instructions on how to vote their shares.

Response: A “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  The Registrant does not mandate any specific percentage of variable contract owners and qualified plan participants who need to give instructions on how to vote their shares in order to approve the Reorganization and the sub-advisory agreement to appoint ING IM as the Acquired Portfolio’s new sub-adviser during the Transition Period.  However, the Registrant has a policy that requires a proxy statement be mailed to shareholders at least 30 days prior to the date of the shareholders’ meeting to allow sufficient time for shareholder solicitation.

In addition, a disclosure has been added on page 6 to state the following:

“The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolios.  The Qualified Plans and Participating Insurance Companies will vote the Index Plus International Equity Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Index Plus International Equity Portfolio does not impose any requirement that a minimum percentage of voting instructions be received, before counting the Participating Insurance Companies and Qualified Plans as the Portfolio’s shareholders in determining whether a quorum is present.”  [Emphasis added.]

12)        Comment: Pages 14 - 17.  Move the section titled “Portfolio Performance” on pages 14 and 15 and other sections on pages 16 and 17 to the pages after the table titled “Annual Portfolio Operating Expenses” on pages 19-21 pursuant to Item 3(a) of Form N-14.

Response: Item 3(a) of Form N-14 requires the disclosure of the current fees of the Acquired Portfolio and the Acquiring Portfolio and the pro forma fees.  However, unlike Item 3(b) and Item 3(c) of Form N-14, which specifically require certain information to be at the beginning of a prospectus/proxy statement on Form N-14, Item 3(a) does not require the fee table to be included at any specific place in a proxy statement/prospectus.  The Registrant believes that the current structure of the Proxy Statement/Prospectus provides prominent disclosure of the fee information required under Item 3(a) as this information is included in both the summary of the proposal at the beginning of the Proxy Statement/Prospectus as well as in a detailed discussion and comparison under the section “Comparison of Fees and Expenses.”

The Registrant also notes that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered.  The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, as we believe, is consistent with the overall purpose of Form N-14.

13)        Comment: Page 16.  Please disclose in the section titled “The Proposed ING IM Sub-Advisory Agreement” that after the change in the Acquired Portfolio’s sub-adviser, the Acquired Portfolio’s new sub-adviser will continue to receive the same sub-advisory fees.

Response: The disclosure under the section titled “The Proposed ING IM Sub-Advisory Agreement” has been revised in response to this comment.

14)        Comment: Page 21.  In the section titled “Portfolio Transitioning” on page 21, please provide an estimate of the total amount of transaction costs expected.

Response: The following disclosure has been added to page 20 in response to this comment:

“Based on the asset level of Index Plus International Equity Portfolio as of December 31, 2008, the transition of its portfolio holdings to Russell Mid Cap Growth Index Portfolio would result in transaction costs to shareholders of Index Plus International Equity Portfolio which are estimated to be approximately $122,600, or 0.08% of the Portfolio’s net assets.”

15)        Comment: Page 24.  Please add a disclosure in the section titled “Expenses of the Reorganization” on page 24 that the expenses of the Reorganization discussed therein do not include the transaction costs of the portfolio transitioning.

Response:  In response to this comment, a disclosure has been added to state that “[t]he expenses of the Reorganization do not include the transaction costs of the portfolio transitioning, which are ultimately borne by Portfolio shareholders.”

16)        Comment: Item 3(a) of Form N-14 requires to include a fee table showing, among other things, the pro forma fees if different from the Acquiring Portfolio’s current fees.  The pro forma fees and the Acquiring Portfolio’s current fees are not different.

Response: The pro forma fees column in the table titled “Annual Portfolio Operating Expenses” has been deleted in response to this comment.

II.                                     MISCELLANEOUS

17)        Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.                                 ACCOUNTING COMMENTS

18)        Comment: Page 21.  Please provide an estimate of the total amount of transaction costs expected.

Response.  Please see our response to Comment 14 above.

19)        Comment: Page 28.  In view of the significant portions of portfolio securities that will be sold in the Reorganization, include adjustments for the transaction costs in the Capitalization Table and add a corresponding footnote explaining such adjustments.

Response. The adjustments for the transaction costs and a corresponding footnote explaining such adjustments have been added to the Capitalization Table in response to this comment.

20)        Comment: Page 28.  The adjustments to the net assets and the shares outstanding of Class I, Class S and Class S2 in the Capitalization Table and in the Statements of Assets and Liabilities do not agree with each other.  Please revise.

Response.  The disclosure has been revised in response to this comment.

21)        Comment: In the Portfolios of Investments, add a footnote explaining the adjustments of selling a significant portion of the portfolio securities so that the total net asset amount agrees with each financial statement.

Response.  The disclosure has been revised in response to this comment.

22)        Comment: The adjustments to the pro forma financial statements should have corresponding footnote(s) explaining what assumption is involved for each of these adjustments.

Response.  The disclosure has been revised in response to this comment.

23)        Comment: If the Portfolios are truly paying for the transaction costs of portfolio transitioning, these amounts should be reflected in the Statements of Assets and Liabilities and correspond to the amounts in the Capitalization Table.

Response.  The disclosure has been revised in response to this comment.

24)        Comment: The cost adjustments on the Portfolios of Investments do not conform to the adjustments to the Statements of Assets and Liabilities.  Please revise.

Response.  The disclosure has been revised in response to this comment.

25)        Comment: Please confirm that the footnote (*) to the Portfolios of Investments’ adjustments column is correct.  The cost amounts on tax basis are different compared to the amounts on book basis.

Response.  The disclosure has been revised in response to this comment.

26)        Comment: Explain or delete the abbreviations listed in the Portfolios of Investments, for the pro forma totals of ING RussellTM Large Cap Index Portfolio.

Response.  The abbreviations listed in the Portfolios of Investments have been deleted in response to this comment.

27)        Comment: The Acquiring Portfolio was recently launched on March 10, 2008 and thus, at the closing of the Reorganization, would have a very short period of performance.  Meanwhile, the Acquired Portfolio commenced operations on July 29, 2005.  In light of the accounting guidance for mutual funds and the factors set forth in the North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please explain why it is appropriate for the Acquiring Portfolio to be the accounting survivor in the Reorganization.

Response:  We believe that the Acquiring Portfolio should be the accounting survivor in the Reorganization since the combined portfolio after the Reorganization (the “Combined Portfolio”) will more closely resemble the Acquiring Portfolio, compared to the Acquired Portfolio.

First, we note that while the Combined Portfolio will have the same sub-adviser (ING Investment Management Co.) and portfolio manager (Vincent Costa) as the Acquiring Portfolio, these sub-adviser and portfolio manager are different from those of the Acquired Portfolio, respectively.  As such, the track record of the portfolio management team in managing the Acquired Portfolio is irrelevant to the management of the Combined Portfolio as it will be managed by a different management team under different investment strategies and management style as discussed below.

The Acquiring Portfolio’s investment strategies and management style are notably different from those of the Acquired Portfolio, and the Acquiring Portfolio’s investment strategies and style will survive in the Combined Portfolio after the Reorganization.  While both Portfolios are index-based mutual funds, the Acquired Portfolio is an actively managed index fund and the Acquiring Portfolio is a passively managed index fund.  Specifically, the sub-adviser to the Acquired Portfolio attempts to achieve the Portfolio’s investment objective by overweighting those stocks in the MSCI EAFE® Index that it believes will outperform the MSCI EAFE® Index and underweighting (or avoiding altogether) those stocks that it believes will underperform the MSCI EAFE® Index.  Meanwhile, the Acquiring Portfolio employs a “passive management” approach designed to track the performance of the MSCI EAFE® Index and attempts to replicate the MSCI EAFE® Index by investing all, or substantially all, of its assets in the stocks that make up the index.  The Reorganization entails a significant change in the investment style for Acquired Portfolio’s shareholders — instead of investing in an actively managed index fund, they will be investing in a passively managed index fund after the Reorganization.  As such, the Acquiring Portfolio should be the accounting survivor because, even though it is a relatively new fund, it best represents the investment strategies and style of the Combined Portfolio.

The Acquiring Portfolio should also be the accounting survivor based on the comparison of the Portfolios’ expense ratios, portfolio composition and asset size.  It is expected that the pro forma gross and net expense ratios of the Combined Portfolio will be the same as those of the Acquiring Portfolio.  Meanwhile, both gross and net expense ratios for all classes of the Acquiring Portfolio are lower than those of the Acquired Portfolio.  It is also expected that the Combined Portfolio’s portfolio composition will closely resemble the Acquiring Portfolio’s portfolio composition.  Furthermore, compared to the Acquired Portfolio, the Acquiring Portfolio is a larger fund in terms of asset size.  As of December 31, 2008, the Acquiring Portfolio had approximately $245 million in assets, while the Acquired Portfolio had approximately $175 million in assets.

For the reasons noted above, we believe that the Acquiring Portfolio should be the accounting survivor in the Reorganization.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Jutta M. Frankfurter at 202.261.3484.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

June 5, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          ING Variable Portfolios, Inc. (on behalf of ING International Index Portfolio) (File No. 333-158787)

Dear Mr. Foor:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING International Index Portfolio on April 24, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•                  should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz
Dechert LLP